CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Annual Report on Form 40-F of Silvermex Resources Inc. (“Silvermex”) of (1) our report dated March 24, 2010 relating to the consolidated financial statements of Silvermex for the year ended December 31, 2009; and (2) our report dated June 3, 2011 relating to the reconciliation to United Stated Generally Accepted Accounting Principles of Silvermex’s consolidated financial statements, included in this Form 40-F dated June 6, 2011.

MNP LLP
Chartered Accountants
Vancouver, Canada
June 6, 2011

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